PE 12/31/04



Clean Diesel Technologies, Inc. 2004 Annual Report







Clean Diesel Technologies, Inc. and its subsidiary Clean Diesel International LLC, are a specialty chemical and energy technology company with patented products that reduce emissions from diesel engines while simultaneously improving fuel economy and power. Products include Platinum Plus® fuel borne catalysts, which reduce engine-out emissions of particulates (PM), carbon monoxide (CO) and hydrocarbons (HCs), while improving fuel economy and increasing the regeneration of after-treatment devices including diesel particulate filters that reduce particulates up to 95%; the EPA verified Purifier System, which combines the FBC and a lightly catalyzed diesel oxidation catalyst (DOC) to reduce particulates 41 to 50%; the EPA verified CWMF system, which combines the FBC and a catalyzed wire mesh filter to reduce particulates 65 to 75%; and the ARIS® 2000 urea injection system for selective catalytic reduction of NOx. Platinum Plus and ARIS are registered trademarks of Clean Diesel Technologies, Inc.

Financial Overview

	For the years ended December 31,		
	2004	2003	2002
Statements of Operations Data (in thousands, except per share data)			
Additive revenue	**$ 299**	$ 212	$ 40
Hardware revenue	**369**	161	102
License and royalty revenue	**54**	194	299
Total revenues	**722**	567	441
Costs and expenses:			
Cost of revenue	**455**	219	86
General and administrative	**3,962**	2,695	2,291
Research and development	**506**	855	693
Patent amortization and other expense	**90**	58	43
Loss from operations	**(4,291)**	(3,260)	(2,672)
Foreign currency exchange gain	**101**	—	—
Interest income, net	**47**	15	30
Net loss attributable to common stockholders	**$ (4,143)**	$ (3,245)	$ (2,642)
Basic and diluted loss per common share	**(0.26)**	(0.26)	(0.23)
Weighted-average shares outstanding	**16,071**	12,721	11,419
Balance Sheet Data (in thousands)			
Current assets	**4,868**	7,023	2,757
Total assets	**5,513**	7,441	2,979
Current liabilities	**391**	868	223
Long-term liabilities	—	—	418
Working capital	**4,477**	6,155	2,534
Stockholders' equity	**5,122**	6,573	2,338

Letter to Shareholders

Chairman's Statement

During the year ended 31 December 2004, Clean Diesel Technologies, Inc. reported that total revenue more than doubled in the final quarter of 2004 to $194,000 from $89,000, and for the year as a whole increased by 11% to $722,000 from $567,000 in 2003. Due to increased expenses in marketing and technology the fourth quarter net loss was 11% higher at $1.21m, compared with $1.09m in 2003, and for the year 28% higher at $4.14m, compared with $3.25m for 2003.

Significantly, in September, Dr. Bernhard Steiner was appointed Chief Executive Officer, succeeding Jeremy D. Peter-Hoblyn who retired. Over the last 10 years, Jeremy directed the development of the Company's proprietary products and established a strong patent position for the core technologies. I thank Jeremy for his contribution and am pleased that he is remaining a member of the Board.

Bernhard has joined Clean Diesel at a time when the Company is moving into its next phase, from research and development into commercial success. He is well placed to lead Clean Diesel through this transitional stage; he has a history of recognizing and developing market opportunities for new and existing technologies, as well as bringing new technologies to market successfully.

Bernhard joined us with a general management background from companies including Motorola, NXT, Amstrad and Sony and most recently held executive director positions in Wayfinder Systems AB from Sweden and OWR AG from Germany. His record demonstrates the ability to successfully take technologies to market, establish the necessary marketing and distribution strategies and ensure strong and profitable growth.

We believe Bernhard is the right person to take the company to the next level and enable Clean Diesel to reach its full potential. Bernhard's track record of growing and scaling global enterprises is well matched to the opportunity at Clean Diesel.

I look forward to Bernhard's contribution to the next stage of Clean Diesel's development.



Derek R. Gray, Non-Executive Chairman of the Board

Chief Executive's Review

I'm delighted to be Clean Diesel Technologies, Inc.'s CEO. I see great potential in its technologies and substantial business opportunities for its existing and future products. Clean air and energy efficiency are areas of great concern around the world, where in recent months increased awareness has emerged through both market requests and regulators, and our company has the know-how and products to address both of those and benefit from the growing market.

My first impressions before joining the company were that Clean Diesel under Jeremy Peter-Hoblyn's leadership had developed groundbreaking technologies, received wide-reaching international patent protection and achieved validation and market acceptance through blue-chip partners who need our products.

Transition to Commercialization

My initial focus is repositioning the Company's products and personnel to be more market oriented. In December 2004, we formed an international representative office, Clean Diesel International LLC, near London, England, to support the growing European and Asian opportunity for diesel emission reduction. Tim Rogers, Vice President International, joined in early 2004 to develop our international efforts. Tim brings a wealth of sales experience to Clean Diesel and strengthens and supports our growing team. Tim's contribution has already been recognized with the sponsorship of the Asian Development Bank Air Quality conference and our first orders in Europe for Platinum Plus® fuel borne catalyst (FBC) with diesel particulate filters.

I see a strong near-term demand in Europe for both of our technologies, the Platinum Plus FBC and the ARIS® 2000 NOx reduction system. The US remains a huge potential market with the following drivers in particular: initial retrofit demands emerging in 2005 and 2006, additional California retrofit regulations, and original equipment manufacturer (OEM) standards for new trucks in place for 2007. In the US, we are aiming to increase revenues with existing customers and we have a good pipeline of potential customers. The Asian market typically follows the US and Europe's initiative and thus emission reduction opportunities are likely to grow.

Global Markets

A key requirement for the Company is the establishment of distribution partners for the US, Europe and Asia. In order to quickly grow revenues, we need increased access to established distribution channels. Sales have started in the US and Europe and we have begun working with major emission control automotive supply companies. Commercial activities have commenced in Asia with an invitation by the Asian Development Bank to join the Clean Air initiative for Asian cities.

Product Successes

Clean Diesel received a second US Environmental Protection Agency (EPA) verification for a catalyzed wire mesh filter (CWMF) and the Platinum Plus FBC. The CWMF has been developed by Mitsui & Co., Ltd. of Japan and the combination of this and the Platinum Plus FBC ensures greater emissions reduction than our EPA verified Purifier System but less than a diesel particulate filter. The FBC/CWMF system is targeted at the more difficult regeneration applications and cost-sensitive vehicles.

The ARIS 2000 NOx reduction technology is positioned for strong growth in 2005. Clean Diesel and its US-based ARIS licensee, Combustion Components Associates, have been jointly marketing the ARIS license and system to European exhaust manufacturers for retrofit and OEM applications. Additional license announcements are expected in 2005. Mitsui has made significant progress in stationary sales of ARIS systems in Japan and expects the market to grow rapidly in 2005/2006 as the Kyoto initiatives come in to play.

We established a Clean Diesel Technical Advisory Board with industry experts. The Technical Advisory Board will assist us in identifying and contacting fleets, identifying additional applications for our technology and reviewing technical programs.

Outlook

The growing awareness and legislation worldwide of the need for clean air and energy efficiency provides us with great opportunities for our existing and future products. The establishment of a presence in Europe, where we see a strong near-term demand for our technologies, further provides the infrastructure to take the Company forward to profitability.

Thanks to Everyone

I would like to extend my thanks to all of our people for their hard work and dedication to the business.



Dr. Bernhard Steiner, Chief Executive Officer

Platinum Plus is positioned as an enabling technology that reduces diesel engine-out emissions, improves after-treatment device performance and increases fuel economy.

Company Background

Clean Diesel Technologies, Inc. (CDT) was formed in 1994 as a wholly owned subsidiary of Fuel Tech Inc. and subsequently de-merged via a 1995 rights issue. The Company's mission is to develop revolutionary and proprietary technologies for cleaning up harmful diesel emissions while also reducing fuel consumption. Over the past several years CDT has filed patents, developed technologies and is now commercializing its technologies. The products include a family of Platinum Plus® fuel borne catalysts (FBCs); the Platinum Plus Purifier System, which includes the FBC combined with a traditional diesel oxidation catalyst (DOC); the FBC/catalyzed wire mesh filter system (CWMF); the FBC/diesel particulate filter system; and the ARIS® 2000 NOx reduction system. CDT's commercialization strategy involves both direct sales to key accounts and development of worldwide distribution and licensing agreements.


Clean Diesel Technologies™
Platinum
Platinum
Ultra-Low
Diesel Fuel
Bimetallic
Platinum
Premium Performance Grade
Diesel Fuel Conditioner and
Bimetallic Combustion Catalyst
COMBUSTION CATALYST
Platinum

Platinum Plus Family of Products

Enabling Technologies

CDT's Platinum Plus fuel additives and NOx reduction systems are easily combined with other after-treatment devices and various fuels including ultra low-sulfur diesel (ULSD) and biodiesel, to reduce particulates and NOx from diesel engines. In many applications the use of Platinum Plus FBC enables the reduction of platinum on the after-treatment device resulting in a considerably lower end-user cost. The end result is less particulates, NOx, CO and unburned hydrocarbons being released into the environment and reduced fuel consumption, which also reduces greenhouse gas emissions. CDT's technologies can be applied to any diesel engine including light duty and heavy duty engines; stationary or mobile applications; on-road or off-road vehicles; and marine, mining, locomotive or farming equipment.

Platinum Plus Fuel Borne Catalyst (FBC)

The Platinum Plus FBC is a patented bimetallic fuel additive composed of a fuel-soluble organometallic compound of platinum and cerium dissolved in a petroleum carrier. These are the same metals used in catalytic converters on gasoline (petrol) powered vehicles and diesel oxidation catalysts. The FBC catalytically promotes more complete combustion of diesel fuel in the engine. This better combustion results in reduced emissions as well as improved fuel economy performance because less fuel is needed for a given amount of work. Platinum Plus is an EPA registered fuel additive and is a key component of CDT's verified Platinum Plus Purifier System, which combines the FBC with a lightly catalyzed diesel oxidation catalyst for up to 50% reduction. The Company has also completed VERT and BUWAL testing in Europe for use with a filter. Finally, extensive testing in the US and Europe has confirmed no toxic metal emissions and no increase in other secondary or "ultrafine" particle emissions from the use of the FBC.

How the Platinum Plus FBC Works

Liquid Hydrocarbons

Solid Carbon


FBC

The FBC combines with the diesel particulate in the combustion process.

CDT Market Opportunity

The continuing tightening of clean air standards, emission control regulations and growing international awareness of the greenhouse effect provide the Company with substantial opportunities throughout the world. Annual consumption of diesel fuel is estimated at 200 billion gallons worldwide and over 10 million diesel engines are produced each year. The US alone has over 13 million diesel engines currently in operation. With diesel power being 30 to 40% more efficient than gasoline (petrol) powered engines, almost all freight, bus, heavy construction and farm equipment is diesel powered. Consequently, with a life span of 20 to 30 years for most diesel engines and with older diesel engines being significantly more polluting, diesel retrofit programs are quickly gaining momentum around the world.

US Market Opportunity

Initially CDT is focused on the US diesel retrofit market, but long term its technologies may be most applicable to original equipment manufacturers (OEMs) and new engines. California led the world in gasoline emission reduction and is again taking the lead in diesel emission reduction. In 1998 the California Air Resources Board (CARB) declared diesel particulate emissions to be toxic and subsequently mandated large particulate emission reductions in the state's 1.2 million vehicles in the 2005 to 2011 period.

In addition to the California mandated program, the US Environmental Protection Agency (EPA) has a voluntary retrofit initiative targeting hundreds of thousands of vehicles for the other 49 states out of the approximately 13 million diesel vehicles currently in operation. Increased funding and local city/state mandates for retrofit emission reduction programs are the catalyst needed to drive the market forward.

European Market Opportunity

In response to growing commercial opportunities and the prevalence of diesel engines, CDT hired Tim Rogers in early 2004 to develop CDT's international business outside the US. Tim has 20 years of diesel fuel additive experience. In 2004 CDT established Clean Diesel International LLC, a UK representative office outside London, England.

Clean Diesel International, in conjunction with its partner Dinex, was listed on the UK Energy Savings Trust Cleanup register for the Platinum Plus FBC in combination with a silicon carbide diesel particulate filter (DPF) from Dinex. As a result the system qualifies for retrofit grants in the UK. Initial target opportunities include London black cabs, buses and delivery vehicles.

In late 2004 Clean Diesel International's local Danish partner, Daugbjerg, received Danish approval for the Platinum Plus FBC/DPF system. As a result Daugbjerg has been awarded two contracts for the FBC/DPF system as part of Copenhagen's DPF retrofit program.

The focus and demand in Europe is for filter technology where the Company sees significant opportunities for its FBC. Clean Diesel International continues to participate in a number of local programs to demonstrate the improved performance of the Platinum Plus FBC with filters for potential distribution partners and fleet operators.

Asian Market Opportunity

CDT is actively seeking local distribution partners in Asia for its Platinum Plus FBC to be used with filters or other after-treatment devices including a DOC or CWMF. Even though the Platinum Plus FBC improves the performance of diesel particulate filters, CDT believes a growing market opportunity exists for DOCs and CWMFs, which can reduce particulates 50 to 75%, because many Asian countries do not have the fuel quality or capital needed to implement diesel particulate filters. In 2004 CDT was asked to join the Asian Development Bank's Clean Air Initiative Program.

The critical components to the Company's future success are developing key distribution partners in the US, Europe and Asia and completing CARB FBC/CWMF and FBC/filter verifications.

Marketing Strategy and Commercialization

CDT is focused on several key strategies to commercialize its technologies and generate increased revenues. These include:

- Expand and support a network of licensed distributors for the Platinum Plus FBC and the EPA verified systems in the US, Europe and Asia.
- Target key corporate fleets to pull Platinum Plus and the verified systems through the distribution channels.
- Complete CARB verifications including the FBC/CWMF and FBC/diesel particulate filter.
- Initiate an OEM program to generate interest in the FBC for the 2007-2008 regulations in the US and Europe.
- Maximize the value of the ARIS technology through additional licensing in the US, Europe and Asia.

Platinum Plus FBC and Filters

A filter is usually the after-treatment device of choice by regulators because of the high (up to 90%) emission reductions. However, fleet operators are more cautious toward filters because of the high cost, reduced vehicle performance and increased maintenance requirements. CDT's Platinum Plus FBC is positioned to bridge the gap between regulators and operators by lowering the filter cost through reduced platinum loading and increasing vehicle performance through lower regeneration temperatures and improved fuel economy.


FLOW

Platinum Plus FBC/Catalyzed Wire Mesh Filter

CDT's FBC/filter system reduces particulates by up to 90% without increasing emissions of NO_2 in the exhaust compared to traditional heavily catalyzed systems, which increase NO_2 levels. NO_2 is a strong lung irritant and a precursor to ozone and both CARB and the Mining Safety Health Administration (MSHA) have set maximum emission limits for this pollutant.

The CDT FBC/filter system has been approved in Europe by VERT as well as a number of local programs in the UK, Denmark and Sweden. In the US the FBC/filter system has been accepted for use by the MSHA. CDT is also involved with several partners to verify a FBC/filter system with CARB and the EPA.

Platinum Plus FBC/CWMF System

CDT developed the FBC/catalyzed wire mesh filter (CWMF) in conjunction with Mitsui & Co., Ltd. The system was verified by the EPA for 65 to 75% diesel particulate reduction on ultra low sulfur diesel fuel (ULSD) and 55 to 60% on normal diesel fuel. All on-highway fuel in the US will be ULSD in 2006. CDT has also submitted an application for verification of the FBC/CWMF system to CARB.

CDT is marketing the CWMF system for applications where high particulate reduction is desired but difficult operating conditions and low regeneration temperatures are present. Urban waste haulers, delivery vehicles and buses would be likely candidates as well as many vehicles in Asian cities where older vehicles and lower fuel quality are issues.

Platinum Plus Purifier System (FBC/DOC)

The Purifier System is an EPA verified system combining Platinum Plus and a diesel oxidation catalyst (DOC). At a 41 to 50% verified particulate reduction, the Purifier System provides double the performance of traditional verified DOC systems.

Installed Purifier System



In the US, many municipal, state or federally funded construction or highway projects are requiring equipment to be fitted with verified emission reduction technology.

In addition, many regions around the US are beginning to provide funds or incentives for local fleets to voluntarily adopt verified emission reduction technologies.

Platinum Plus Alternative Fuel Emission Reduction

% Reductions vs. Baseline No.2D (Triplicate FTP Tests)


40
20
0%
11
25
5
36
FBC + ULSD/No.1D
FBC + ULSD/No.1D + B-20
No.1D = Jet Kero
ULSD = <15ppm Sulfur
FBC = Pt/Ce Fuel Borne Catalyst
B-20 = 20% biodiesel blend
= NOx
= PM

Platinum Plus FBC and Alternative Fuels (Biodiesel)

The Platinum Plus FBC is actively being marketed as an enabling technology that improves the performance of most diesel fuels and enhances the performance of after-treatment devices such as filters, traps and DOCs. CDT has tested Platinum Plus with regular No.2 diesel, ULSD, No.1 diesel (jet kero) and biodiesel. The ability of Platinum Plus to reduce NOx in conjunction with No.1D and biodiesel blends represents a rapidly growing niche opportunity since most untreated biodiesel blends increase NOx slightly, making the biodiesel acceptance in many regions more difficult.

Platinum Plus FBC Dosing Options

The FBC is easily introduced to the diesel fuel and requires no special mixing or freeze protection. The FBC can be added to the fuel in several ways. Traditional manual splash blending in a fuel delivery truck or bulk storage tank or automatic dosing equipment on a fuel delivery truck or bulk storage tank can deliver the FBC. CDT also sells Platinum Plus packaged in single-dose containers.

CDT has developed an on-board dosing system for fleet vehicles that continuously releases small quantities of FBC into the fuel line from a mounted reservoir. CDT is also working with a large distribution partner to finalize a proprietary fuel filter that would release the FBC from the fuel filter as fuel passes through the filter.

Platinum Plus Fuel Economy

In addition to reducing emissions, the improved combustion performance from introducing platinum in the engine reduces fuel consumption. The improved fuel economy performance of Platinum Plus has been demonstrated in both the laboratory on engine dynamometer stands and in the field with over a dozen fleet evaluation programs.

Laboratory studies at SwRI and Cummins Engine Company using the Federal Test Procedure and Steady State testing showed 2.2 to 7% reductions in the brake-specific fuel consumption on a Detroit Diesel DDC series 60 engine and 7.7% on a Cummins B series engine.

Platinum Plus Fleet Test Summary

Fleet	Improvement
Trash Hauling Urban 41 Trucks	3%
Feed and Livestock Rural 47 Units	4%
Grocery Distribution Rural 54 Tractors	6%
Grocery and Fuel Distribution Rural 35 Tractors	6%
Beverage Delivery Urban/Rural 43 Units	6%
Line Haul Freight 16 Tractors	7%
Fuel Delivery Urban/Rural 9 Tractors	9%
Fuel Delivery Urban 10 Units	>10%
Beverage Delivery Urban 72 Vehicles	>10%
Beverage Delivery Urban 41 Vehicles	>10%

Average MPG Improvement = 7%

Platinum Plus has also been evaluated in over a dozen on-road fleet trials with fuel economy improving 3 to 12% across a variety of fleets. Performance is best on stop-and-go delivery cycles where the engine is the least efficient. Platinum Plus is currently being used in beverage delivery trucks, waste haulers, municipal buses and barges for fuel economy. With rising diesel fuel prices the potential savings for fleets also increases.

ARIS 2000 NOx Reduction System for Selective Catalytic Reduction (SCR) of Nitrogen Oxides

The ARIS 2000 is a patented computer-controlled reagent injection system for urea SCR NOx reduction. Originally designed for use on stationary diesel engines, the ARIS also has applications for new and retrofitted heavy duty diesel vehicles. Mobile systems are operating in the US and Japan in conjunction with ARIS licensees.

The ARIS system reduces NOx up to 90% by injecting a nontoxic urea-based reagent into the exhaust of an engine. In the presence of an SCR exhaust catalyst, the NOx and reagent are reduced to nitrogen and water vapor. The concept has been used for years in large power generation facilities, but with the CDT technology it can be cost-effectively applied to small stationary engines and heavy duty vehicles.

A key patented feature of the ARIS 2000 technology is the use of a single fluid in the urea SCR NOx reduction system. Most other SCR systems require the availability of pressurized air to assist the NOx reduction. CDT's simpler "airless" system is thus potentially very appealing to OEMs.

The Company decided that the most effective way to commercialize and gain broad acceptance of its ARIS 2000 technology was to license it. CDT has licensed Connecticut-based Combustion Components Associates (CCA) for a nonexclusive license to sell the ARIS system for mobile and portable diesel engines in the US. In 2004 CDT granted CCA an additional limited nonexclusive ARIS license for US stationary applications.

Clean Diesel Technologies has licensed Mitsui & Co., Ltd.'s DeNOx joint venture for the exclusive marketing rights of the ARIS 2000 for all stationary and mobile applications in Japan.

CDT is actively in discussions with several US and European entities about ARIS licenses and expects to announce agreements in 2005.

EGR-SCR Opportunity

In addition to patents on the single fluid injector for the ARIS technology, CDT holds a fundamental patent on the combination of SCR and exhaust gas recirculation (EGR). Both technologies are widely used individually to target NOx. CDT believes the combination of the two technologies is likely to be preferred in new diesel engines to maximize the system and fuel efficiency while still meeting the new stringent NOx emission requirements.

CDT has granted a limited EGR-SCR license to a consortium of OEMs to test various engines' ability to achieve the 2007-2010 new engine emission standards over different performance cycles using this patented approach.



ARIS 2000 Stationary System

Selected Financial Data

The following selected data are derived from the financial statements of CDT. The data should be read in conjunction with the financial statements, related notes and other financial information in this report.

	For the Years Ended December 31,				
(in thousands, except per share data)	**2004**	2003	2002	2001	2000
Statements of Operations Data					
Additive revenue	**$ 299**	$ 212	$ 40	$ 114	$ 114
Hardware revenue	**369**	161	102	62	85
License and royalty revenue	**54**	194	299	1,424	383
Total revenues	**722**	567	441	1,600	582
Costs and expenses:					
Cost of revenue	**455**	219	86	117	133
General and administrative	**3,962**	2,695	2,291	1,858	1,799
Research and development	**506**	855	693	365	534
Patent amortization and other expense	**90**	58	43	196	152
Loss from operations	**(4,291)**	(3,260)	(2,672)	(936)	(2,036)
Foreign currency exchange gain	**101**	—	—	—	—
Interest income/(expense), net	**47**	15	30	(170)	35
Loss before preferred stock dividend	**(4,143)**	(3,245)	(2,642)	(1,106)	(2,001)
Preferred stock dividend (non-cash)	**—**	—	—	(621)	(712)
Preferred stock conversion premium	**—**	—	—	(1,276)	—
Net loss attributable to common stockholders	**$ (4,143)**	$ (3,245)	$ (2,642)	$(3,003)	$(2,713)
Basic and diluted loss per common share	**$ (0.26)**	$ (0.26)	$ (0.23)	$ (1.08)	$ (1.03)
Weighted-average shares outstanding	**16,071**	12,721	11,419	2,777	2,631
Cash dividends paid	**$ 0.00**	$ 0.00	$ 0.00	$ 0.00	$ 0.00

	December 31,				
(in thousands)	**2004**	2003	2002	2001	2000
Balance Sheet Data					
Current assets	**$ 4,868**	$ 7,023	$ 2,757	$ 4,612	$ 965
Total assets	**5,513**	7,441	2,979	4,658	1,057
Current liabilities	**391**	868	223	808	400
Long-term liabilities	**0**	0	418	368	808
Working capital	**4,477**	6,155	2,534	3,804	565
Stockholders' equity (deficit)	**5,122**	6,573	2,338	3,482	(151)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prior to 2000, Clean Diesel Technologies was a development stage enterprise and its efforts were devoted to the research and development of platinum fuel catalysts and nitrogen oxide reduction technologies to reduce emissions from diesel engines. During December 1999, CDT received its EPA registration for its platinum-cerium product and in early 2000 completed its first commercial sales; accordingly, in the opinion of management, Clean Diesel Technologies was no longer a development stage enterprise. Although the Company has been unable to generate positive cash flows, it has made significant progress in commercializing its technologies.

Results of Operations

2004 versus 2003

Revenues and cost of revenue were $722,000 and $455,000, respectively, in 2004 versus $567,000 and $219,000, respectively, in 2003. The 2004 revenues consist of the following:

(in thousands)	**2004**	2003	2002
Revenue:			
Additive	**$299**	$ 212	$ 40
Hardware	**369**	161	102
License and royalty	**54**	194	299
Total revenue	**$722**	$ 567	$ 441

In the foregoing table "Additive" includes the Platinum Plus FBC products and concentrate; "Hardware" includes the EPA verified Purifier System, ARIS injectors and dosing systems.

CDT received EPA verification of its Purifier System (FBC and DOC) in October 2003, and a second verification for its catalyzed wire mesh filter system (FBC and CWMF) in June 2004. Clean Diesel Technologies has applied for verification for emission reduction by CARB for the FBC/CWMF system as well. The Platinum Plus FBC is registered with the EPA.

Additive revenue has increased as a result of successful demonstration programs and sales of the verified Purifier System, which requires the use of the Platinum Plus FBC. The increase in hardware sales is primarily the result of the EPA-sponsored State of Maine school bus retrofit program and increased ARIS injector sales to Mitsui.

Clean Diesel Technologies identified a market opportunity for urea selective catalytic reduction (SCR) systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single-fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. CDT's business strategy is to license the ARIS 2000 NOx reduction system to other companies for an up-front fee for the technology and information transfer and a separate ongoing royalty per unit payment. CDT currently has an exclusive license agreement for both stationary and mobile ARIS applications with Mitsui & Co., Ltd. for Japan. CDT has a nonexclusive license for both stationary and mobile ARIS applications in the United States with Combustion Components Associates (CCA) of Monroe, Connecticut. CDT previously had an ARIS stationary license agreement for North America with the RJM Corporation of Norwalk, Connecticut, but as of August 2004 RJM was out of business and the ARIS license reverted back to CDT. CDT believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. Clean Diesel Technologies is actively seeking additional ARIS licensees for both mobile and stationary applications in the US, Europe and Asia.

General and administrative expenses increased to $3,962,000 in 2004 from $2,695,000 in 2003 as summarized in the following table:

(in thousands)	**2004**	2003	2002
Compensation and benefits	**$2,535**	$1,650	$ 1,335
Occupancy	**420**	320	265
Professional	**740**	425	325
Other	**267**	300	366
Total general and administrative expenses	**$3,962**	$2,695	$ 2,291

Compensation and benefit expense increased as the result of several staff additions in the US and Europe related to increased sales and marketing efforts and a new CEO. Occupancy increased in 2004 as a result of the European activity. Professional fees also increased primarily due to the SEC secondary registration process and fund-raising, which was terminated in the fall of 2004.

Research and development expenses decreased to $506,000 in 2004 from $855,000 in 2003. The decrease in research and development in 2004 is due to the 2003 verification testing relating to CARB and EPA testing and the transition to commercial selling efforts in 2004.

Patent amortization and other costs increased to $90,000 in 2004 versus $58,000 in 2003. The 2004 increase is related to writing off some patents in 2004 and the higher amortization related to prior years' capitalized costs.

Interest income increased to $47,000 in 2004 from $15,000 in 2003 due to the higher amount of invested funds related to the November 2003 fund-raising.

Results of Operations

2003 versus 2002

Revenues and cost of product sales were $567,000 and $219,000, respectively, in 2003 versus $441,000 and $86,000, respectively, in 2002. The 2003 revenues consist of Platinum Plus sales, ARIS 2000 system sales, ARIS license revenue and royalties, and miscellaneous equipment sales.

CDT received EPA verification of its Purifier System (FBC and DOC) in October 2003, and completed a second verification program with the EPA for the FBC and Mitsui CWMF and is waiting for final verification results from the EPA to be posted. Clean Diesel Technologies applied for verification for emission reduction by CARB as well. The Platinum Plus FBC is registered with the EPA. In 2003, sales of the platinum-cerium additive totaled $212,000. Based on initial trial results and licensing agreements, ongoing revenues from sales of its Platinum Plus additives are expected from distributors, refiners, additive marketing companies and fleets.

Clean Diesel Technologies identified a market opportunity for urea selective catalytic reduction systems for use with stationary diesel engines primarily for power generation. The ARIS 2000 is a single-fluid injection and metering system complete with an electronic control unit that can be integrated with engine electronic and diagnostic systems. CDT licensed the ARIS 2000 system for stationary diesel engines in North, South and Central America to the RJM Corporation on a nonexclusive basis and completed a stationary license agreement with Mitsui for Japan on an exclusive basis. In December 2002 Clean Diesel Technologies completed an additional exclusive license agreement with Mitsui & Co., Ltd. for the mobile ARIS technology in Japan. In 2003 CDT completed an ARIS mobile license with Combustion Components Associates for the US market. Total sales of ARIS systems (included in Hardware) and license/royalties of the ARIS 2000 in 2003 were $111,000 and $194,000, respectively, versus $102,000 and $299,000 in 2002, respectively. CDT and its licensees sold and installed over 175 systems. CDT believes that the ARIS 2000 NOx reduction system has applications for both stationary engines and mobile engines. While the ARIS system for stationary use is being sold commercially, the ARIS system for mobile applications needs further development from the present prototype stage. CDT believes that the ARIS 2000 system can most effectively be commercialized through licensing several companies with a related business in these markets. Clean Diesel Technologies is actively seeking to license the mobile ARIS technology in the US and Europe and the stationary technology in the US, Europe and Asia.

General and administrative expenses increased to $2,695,000 in 2003 from $2,291,000 in 2002. The increase is the result of an increase in staff expense and marketing and travel relating to the increased sales effort in marketing CDT's technologies. The increase is also related to higher professional fees including the effects of exchange rates, associated with being listed on AIM. Research and development expenses increased to $855,000 in 2003 from $693,000 in 2002. The increase in research and development in 2003 is due to the development of new applications for CDT's technologies and for verification testing relating to CARB and EPA certification.

Patent filing and maintenance expenses increased to $58,000 in 2003 versus $43,000 in 2002. The increase is attributable to the write-off of some patents in nonviable countries and the resultant charge to income of the related asset amounts, which had been capitalized. Clean Diesel Technologies capitalizes the expenses related to filing each patent and then amortizes the expense over the remaining life of the patent.

Interest income decreased to $15,000 in 2003 from $39,000 in 2002 due to the decrease in funds used for operations. Interest expense decreased to $0 in 2003 from $9,000 in 2002 as a result of using equity to fund operations.

Liquidity and Sources of Capital

Prior to 2000, Clean Diesel Technologies was primarily engaged in research and development and has incurred losses since inception aggregating $29,415,000 (excluding the effect of the preferred stock dividends). CDT expects to incur losses through the foreseeable future as it further pursues its commercialization efforts. Although CDT has begun selling limited quantities of Platinum Plus additive and Purifier Systems and generating ARIS licensing and royalties, revenue to date has been insufficient to cover operating expenses, and Clean Diesel Technologies continues to be dependent upon sources other than operations to finance its working capital requirements.

For the years ended 2004, 2003 and 2002, Clean Diesel Technologies used cash of $4,312,000, $2,744,000 and $2,836,000, respectively, in operating activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

At December 31, 2004, and December 31, 2003, Clean Diesel Technologies had cash and cash equivalents of $4,265,000 and $6,515,000, respectively. The decrease in cash and cash equivalents in 2004 from 2003 was due to the use of funds in 2004, partially offset by fund-raising. Working capital decreased to $4,477,000 at December 31, 2004, from $6,155,000 at December 31, 2003. CDT anticipates incurring additional losses through at least 2005 as it further pursues its commercialization efforts. At the date of this report, Clean Diesel Technologies has cash resources estimated to be sufficient for its needs into the first quarter of 2006.

In October 2004, Clean Diesel Technologies received $754,000 (net of $25,000 in expenses) through a private placement of 426,500 shares of its common stock on AIM. As part of the transaction, retired CEO Jeremy Peter-Hoblyn exchanged his deferred salary of $135,400 for 73,587 shares of CDT common stock.

In September 2004, Clean Diesel Technologies received $1.789 million (net of $65,000 in expenses) through a private placement of 1,000,000 shares of its common stock on AIM.

In December 2003, Clean Diesel Technologies received $3.583 million (net of $170,000 in expenses) through a private placement of 1,282,600 shares of its common stock on AIM.

In September 2003, Clean Diesel Technologies received $3.866 million (net of $39,000 in expenses) through a private placement of 2,395,597 shares of its common stock on AIM.

In October 2002, Clean Diesel Technologies received $1.356 million (net of $69,000 in expenses) through a private placement of 704,349 shares of its common stock on AIM.

In December 2001, Clean Diesel Technologies received $3.721 million (net of expenses) through a private placement of 2,580,664 shares of its common stock. In conjunction with the private placement, CDT converted all of its Series A preferred stock to common stock. All of CDT's common stock shares were registered to trade on the AIM of the London Stock Exchange.

In April 2003, Clean Diesel Technologies completed a nonexclusive license agreement with Combustion Components Associates of Monroe, Connecticut, for the mobile ARIS technology in the US. Under terms of the agreement CCA agreed to pay CDT a nonrefundable $150,000 license fee and committed to spend an additional $100,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT recognized the $150,000 license revenue in the second quarter of 2003, as there are no ongoing services required to be performed by CDT.

In September 2004, CCA was granted an additional limited two-year nonexclusive ARIS stationary license for the US market. The license fee is due at the end of a two-year trial period. Similar to the other ARIS license agreements for stationary applications, a per unit royalty of approximately $1,500 (based on percentage of sales price) is due for each system. CDT did not receive any revenue from this license in 2004.

In December 2002, Clean Diesel Technologies completed an additional exclusive license agreement with Mitsui for the mobile ARIS technology for Japan. Under terms of the agreement Mitsui agreed to pay CDT a $250,000 license fee and Mitsui committed to spend an additional $200,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT recognized the $250,000 of license revenue in the fourth quarter of 2002.

In August 2001, Clean Diesel Technologies completed a license agreement with Mitsui for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan. Under the agreement, CDT received nonrefundable up-front license payments of $495,000 and will receive ongoing standard royalties of $1,500 to $2,500 on each system sold by Mitsui. Mitsui also had an option to license the ARIS technology for mobile applications in Japan for an additional license fee.

Future Contractual Obligations

(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
Operating leases	$ 595	$142	$422	$ 31	—
Deferred compensation and pension benefits	—	—	—	—	—
Total	$ 595	$ 142	$422	$ 31	—

The operating lease consists of a five-year lease for administrative space in Stamford, Connecticut and a four-year lease for warehouse space in Milford, Connecticut. The deferred compensation and pension benefit plans for the Company's retired CEO were settled in 2004 and are more fully discussed in Note 7 to the Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results can differ from those estimates. The Company believes that of its significant accounting policies (see Note 1 to the Financial Statements), the following may involve a higher degree of judgment and complexity.

Revenue Recognition

Clean Diesel Technologies generates revenue from the sale of additive including the Platinum Plus FBC products and concentrate; "hardware" including the EPA verified Purifier System, ARIS injectors and dosing systems; and license and royalty fees from the ARIS 2000 system.

Clean Diesel Technologies' shipping terms are FOB shipping point and CDT recognizes revenue when its products are shipped unless the purchase order or contract specifically requires the Company to provide installation for hardware purchases. For hardware projects where CDT is responsible for installation either directly or indirectly (third-party contractor), revenue is recognized when the hardware is installed and/or accepted if the project requires inspection/acceptance.

The Company sells to end-user fleets, municipalities and construction companies as well as fuel resellers, additive distribution companies and emission reduction companies.

License revenue is recognized when the license agreement is entered into, the license period commences, the technology rights, information and know-how have been transferred to the licensee and CDT does not have any ongoing responsibilities or performance requirements and collection is reasonably assured. Royalty income is recognized when earned.

Research and Development Costs

Costs relating to the research, development and testing of products are charged to operations as they are incurred. These costs include test programs, salary and benefits, consultancy fees, materials and certain testing equipment.

Patent Expense

CDT capitalizes all direct incremental costs associated with initial patent filing costs and amortizes the cost over the estimated remaining life of such patent. Patents are reviewed regularly and the remaining carrying amount of any patents deemed not commercial or cost effective are written off.

Quantitative and Qualitative Disclosures about Market Risk

In the opinion of management, with the exception of exposure to fluctuations in the cost of platinum, CDT is not subject to any significant market risk exposure. See "Risk Factors of the Business—Platinum Price" in the Company's Form 10-K.

Clean Diesel Technologies generally receives most income in United States dollars. CDT typically makes several monthly payments in various foreign currencies for salary expense, patent expenses, product tests and registration, local marketing and promotion, and consultants.

New Accounting Pronouncements

FASB Statement 123 (Revision 2004), "Share-Based Payment," was issued in December 2004 and is effective as of the beginning of the first interim or annual reporting periods that begin after June 15, 2005. The new statement requires all share-based payments to employees to be recognized in the financial statements based on their fair values on the grant date. Such cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. CDT currently accounts for its share-based payments to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Additionally, CDT complies with the stock-based employer compensation disclosure requirements of FASB Statement No. 123 as amended. The Company has not yet completed its evaluation of the effect adopting the new standard will have on its financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Clean Diesel Technologies, Inc.

We have audited the accompanying balance sheets of Clean Diesel Technologies, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clean Diesel Technologies, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.



Eisner LLP
New York, New York
January 26, 2005

The Board of Directors and Stockholders
Clean Diesel Technologies, Inc.

We have audited the statements of operations, stockholders' equity, and cash flows of Clean Diesel Technologies, Inc for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Clean Diesel Technologies, Inc. for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.



Stamford, Connecticut
January 24, 2003

Balance Sheets

(in thousands, except share data)

	December 31,	
	2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	**$ 4,265**	$ 6,515
Accounts receivable, net of allowance of $12 and $3 in 2004 and 2003, respectively	**145**	115
Inventories	**387**	320
Other current assets	**71**	73
Total current assets	**4,868**	7,023
Patents, net	**418**	274
Fixed assets, net of accumulated depreciation of $188 in 2004 and $123 in 2003, respectively	**200**	126
Other assets	**27**	18
Total assets	**$ 5,513**	$ 7,441
Liabilities and Stockholders' Equity		
Current Liabilities:		
Deferred compensation and pension benefits	**$ —**	$ 441
Accounts payable and accrued expenses	**391**	427
Total current liabilities	**391**	868
Stockholders' Equity:		
Preferred stock, par value $0.05 per share, authorized 80,000, no shares issued and outstanding	**—**	—
Common stock, par value $0.05 per share, authorized 30,000,000 shares, issued and outstanding 17,165,868 and 15,679,337 shares, respectively	**858**	784
Additional paid-in capital	**38,431**	35,813
Accumulated deficit	**(34,167)**	(30,024)
Total stockholders' equity	**5,122**	6,573
Total liabilities and stockholders' equity	**$ 5,513**	$ 7,441

See accompanying notes.

Statements of Operations

(in thousands, except per share data)

	2004	2003	2002
Revenue:			
Additive revenue	**$ 299**	$ 212	$ 40
Hardware revenue	**369**	161	102
License and royalty revenue	**54**	194	299
Total revenue	**722**	567	441
Costs and expenses:			
Cost of revenue	**455**	219	86
General and administrative	**3,962**	2,695	2,291
Research and development	**506**	855	693
Patent amortization and other expense	**90**	58	43
Loss from operations	**(4,291)**	(3,260)	(2,672)
Other income (expense):			
Foreign currency exchange gain	**101**	—	—
Interest income	**47**	15	39
Interest expense	**—**	—	(9)
Net loss attributable to common stockholders	**$ (4,143)**	$ (3,245)	$ (2,642)
Basic and diluted loss per common share attributable to common stockholders	**$ (0.26)**	$ (0.26)	$ (0.23)
Weighted-average number of common shares outstanding	**16,071**	12,721	11,419

See accompanying notes.

Statements of Changes in Stockholders' Equity (Deficit)

(in thousands)

	Series A Convertible Preferred Stock Shares	Series A Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2001	**—**	**$ —**	**11,214**	**$561**	**$ 27,058**	**$ (24,137)**	**$ 3,482**
Net loss for year	—	—	—	—	—	(2,642)	(2,642)
Issuance of common stock warrants	—	—	—	—	95	—	95
Payment of directors' fees in common stock	—	—	23	1	46	—	47
Exercise of warrants	—	—	27	1	(1)	—	—
Issuance of common stock	—	—	654	33	1,224	—	1,257
Issuance of common stock	—	—	50	2	97	—	99
Balance at December 31, 2002	**—**	**$ —**	**11,968**	**$598**	**$ 28,519**	**$ (26,779)**	**$ 2,338**
Net loss for year	—	—	—	—	—	(3,245)	(3,245)
Exercise of warrants	—	—	17	1	(1)	—	—
Issuance of common stock	—	—	2,396	120	3,746	—	3,866
Payment of directors' fees in common stock	—	—	13	1	26	—	27
Issuance of common stock	—	—	1,283	64	3,519	—	3,583
Exercise of warrants	—	—	2	—	4	—	4
Balance at December 31, 2003	**—**	**$ —**	**15,679**	**$784**	**$ 35,813**	**$ (30,024)**	**$ 6,573**
Net loss for year	—	—	—	—	—	(4,143)	(4,143)
Options exercised	—	—	34	2	87	—	89
Issuance of common stock	—	—	1,000	50	1,739	—	1,789
Payment of directors' fees in common stock	—	—	26	1	56	—	57
Issuance of common stock	—	—	427	21	733	—	754
Broker fee credit from 2003	—	—	—	—	3	—	3
Balance at December 31, 2004	**—**	**$ —**	**17,166**	**$858**	**$ 38,431**	**$ (34,167)**	**$ 5,122**

See accompanying notes.

Statements of Cash Flow

(in thousands)

	2004	2003	2002
Operating Activities			
Net loss	**$ (4,143)**	$ (3,245)	$ (2,642)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	**132**	81	26
Bad debt and Inventory write-off	**19**	—	—
Amortization of deferred financing costs	**—**	—	8
Compensatory stock warrant	**—**	—	95
Non-cash compensation expense for stock options	**88**	—	—
Changes in operating assets and liabilities:			
Accounts receivable	**(40)**	169	(87)
Inventories	**(76)**	(6)	(18)
Other current assets and security deposits	**(7)**	3	20
Deferred compensation and pension benefits	**(306)**	—	—
Accounts payable and accrued expenses	**21**	254	(238)
Net cash used in operating activities	**(4,312)**	(2,744)	(2,836)
Investing Activities			
Patent costs	**(186)**	(192)	(122)
Purchase of fixed assets	**(164)**	(85)	(88)
Net cash used in investing activities	**(350)**	(277)	(210)
Financing Activities			
Proceeds from exercise of stock options and warrants	**1**	4	—
Proceeds from broker fee credit	**3**	—	—
Repayment of term loans	**—**	—	(250)
Proceeds from issuance of common stock, net	**2,408**	7,449	1,356
Net cash provided by financing activities	**2,412**	7,453	1,106
Net (decrease)/increase in cash and cash equivalents	**(2,250)**	4,432	(1,940)
Cash and cash equivalents at beginning of the year	**6,515**	2,083	4,023
Cash and cash equivalents at end of the year	**$ 4,265**	$ 6,515	$ 2,083
Non-Cash Financing Activities			
Payment of accrued directors' fees in common stock	**$ 57**	$ 28	$ 47
Stock issued as payment for deferred compensation	**135**	—	—

See accompanying notes.

1. Business

Clean Diesel Technologies, Inc. ("CDT"), located in Stamford, Connecticut, was incorporated in the State of Delaware on January 19, 1994, as a wholly owned subsidiary of Fuel-Tech N.V. ("Fuel Tech"). Effective December 12, 1995, Fuel Tech completed a rights offering of CDT's common stock, and reduced its ownership in CDT's common stock to 27.6%. As a result of additional equity offerings in subsequent years, Fuel Tech currently holds a 10.6% interest in CDT as of December 31, 2004.

Clean Diesel Technologies is a specialty chemical and energy technology company supplying fuel additives and proprietary systems to reduce harmful emissions from internal combustion engines while improving fuel economy. Over the past several years the Company has filed patents, developed its technologies and is now commercializing Platinum Plus, a fuel borne catalyst (FBC); the Purifier System, which includes the FBC combined with a traditional diesel oxidation catalyst; the FBC/catalyzed wire mesh filter (CWMF) system; and the ARIS 2000 NOx reduction system through a direct sales and licensing distribution strategy. CDT is developing a network of licensed distributors to sell and market its patented Platinum Plus FBC, EPA verified Purifier System and the EPA verified FBC/CWMF system. CDT continues to market and sell the FBC, Purifier and CWMF systems to key corporate fleets to generate demand for its technologies. CDT's strategy for the ARIS 2000 NOx reduction system is to continue licensing the patented technology to engineering and automotive companies for an up-front license fee and an ongoing royalty. The success of CDT's technologies will depend upon the commercialization opportunities of the technologies, governmental regulations, and corresponding foreign and state agencies. CDT's raw materials are maintained off site and the majority of its blending and manufacturing is performed by third parties.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior-year balances have been reclassified in order to conform to the current year's presentation.

Cash and Cash Equivalents and Financial Instruments

Clean Diesel Technologies considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. At December 31, 2004, substantially all of CDT's cash and cash equivalents were on deposit with two financial institutions. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Foreign Currency

The US dollar is considered the functional currency for CDT. CDT maintains a UK bank account for its UK representative office. Foreign currency translation gains or losses are recognized in the period incurred, which is included in other income (expense) in the accompanying statements of operations. CDT recorded a foreign currency gain of $101,000 on its UK bank holdings as of December 31, 2004.

Inventories

Inventories are stated at the lower of cost or market and consist of the following:

(in thousands)	**2004**	2003
Finished Platinum Plus FBC	**$142**	$ 73
Platinum concentrate/metal	**150**	171
Hardware (ARIS and Purifier)	**77**	56
Other	**18**	20
Total inventory	**$387**	$ 320

Revenue Recognition

Clean Diesel Technologies generates revenue from the sale of additives including the Platinum Plus FBC products and concentrate; hardware including the EPA verified Purifier System, ARIS injectors and dosing systems; and license and royalty fees from the ARIS 2000 System.

CDT shipping terms are FOB shipping point and revenue is recognized when its products are shipped and collections are reasonably assured unless the purchase order or contract specifically requires CDT to provide installation for hardware purchases. For hardware projects where CDT is responsible for installation either directly or indirectly (third-party contractor), revenue is recognized when the hardware is installed and/or accepted if the project requires inspection/acceptance.

Notes to Financial Statements

(continued)

CDT sells to end-user fleets, municipalities and construction companies as well as fuel resellers, additive distribution companies and emission reduction companies. Two customers represent 53% of 2004, 2003 and 2002 total revenue and one customer accounts for 23% and 65% of the December 31, 2004 and 2003 accounts receivable balance, respectively.

During the third quarter of 2004, the RJM Corporation ceased operations and consequently their ARIS stationary license for the North American market reverted back to CDT and thus CDT will not receive any future royalties from RJM. CDT had previously received and recognized $1.1 million in license revenue from RJM in 2000 and 2001 for the exclusive ARIS stationary license in the North American market.

License revenue is recognized when the license agreement is entered into, the license period commences, the technology rights, information and know-how have been transferred to the licensee and CDT does not have any ongoing responsibilities or performance requirements and collection is reasonably assured. Royalty income is recognized when earned.

In August 2001, Clean Diesel Technologies completed an exclusive license agreement with Mitsui & Co., Ltd. for CDT's ARIS 2000 NOx control system for all stationary diesel power generators in Japan for the remaining life of the patents, through 2018. Under the agreement, CDT received a nonrefundable up-front license payment of $495,000, and will receive ongoing standard royalties of between $1,500 and $2,500 on each system sold by Mitsui. CDT recognized the license payment as revenue in 2001, as there are no significant ongoing services to be performed by CDT.

In December 2002, Clean Diesel Technologies completed an additional exclusive license agreement with Mitsui for the mobile ARIS technology for Japan for the remaining life of the patents, through 2018. Under terms of the agreement Mitsui agreed to pay CDT a $250,000 license fee and Mitsui committed to spend an additional $200,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT recognized the $250,000 license revenue in the fourth quarter of 2002.

In April 2003, Clean Diesel Technologies completed a nonexclusive license agreement with Combustion Components Associates (CCA) of Monroe, Connecticut, for the mobile ARIS technology in the US for the remaining life of the patents, through 2018. Under terms of the agreement CCA agreed to pay CDT a $150,000 nonrefundable license fee and the licensee committed to spend an additional $100,000 in developing, testing and demonstrating ARIS mobile prototypes. CDT will also receive ongoing royalty payments on a per unit basis. CDT recognized the $150,000 license revenue in the second quarter of 2003, as there are no significant ongoing services required to be performed by CDT.

In September 2004, CCA was granted a limited two-year nonexclusive ARIS stationary license for the US market. The license fee of $150,000 is due by the end of a two-year trial period. Similar to the other ARIS license agreements for stationary applications, a per unit royalty of approximately $1,500 (based on percentage of sales price) is due for each ARIS system sold. CDT did not recognize any revenue from this license in 2004.

Geographic Information

CDT sells its Platinum Plus additives and licenses its ARIS systems throughout the world. A geographic breakdown of revenue consists of the following:

(in thousands)	**2004**	2003	2002
Revenue:			
US	**$468**	$364	$ 70
UK/Europe	**2**	9	39
Asia	**252**	194	332
Total revenue	**$722**	$567	$441

Foreign assets held by Clean Diesel Technologies consist of capitalized foreign patents net of accumulated amortization and are as follows:

(in thousands)	**2004**	2003
US patents, net	**$ 79**	$ 64
Foreign patents, net	**339**	210
Total patents, net	**$418**	$274

Patent Expense

CDT capitalizes all direct incremental costs associated with initial patent filing costs and amortizes the cost over the estimated remaining life of such patent. Patents are reviewed regularly and the remaining carrying value of any patents deemed not commercial or cost effective are written off. The expiration dates of CDT's patents, in numerous countries throughout the world, range from 2005 to 2022.

Research and Development Costs

Costs relating to the research, development and testing of products are charged to operations as they are incurred. These costs include test programs, salary and benefits, consultancy fees, materials and certain testing equipment.

General and Administrative Expense

General and administrative expense is summarized as the following:

(in thousands)	**2004**	2003	2002
Compensation and benefits	**$2,535**	$1,650	$1,335
Occupancy	**420**	320	265
Professional	**740**	425	325
Other	**267**	300	366
Total general and administrative expense	**$3,962**	$2,695	$2,291

Stock-Based Compensation

Clean Diesel Technologies accounts for employee/director stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Under CDT's current plan, options may be granted at not less than the fair market value on the date of grant and therefore no compensation expense is recognized for the stock options granted to employees.

If compensation expense for CDT's plan had been determined based on the fair value at the grant dates for awards under its plan, consistent with the method described in SFAS No. 123 as amended, CDT's net loss and basic and diluted loss per common share would have been as follows on a pro forma basis:

	2004	2003	2002
Net loss attributable to common stockholders as reported	**$(4,143)**	$(3,245)	$(2,642)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	**88**	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	**(826)**	(1,176)	(591)
Pro forma net loss attributable to common stockholders	**$(4,881)**	$(4,421)	$(3,233)
Net loss per share attributable to common stockholders:			
Basic and diluted net loss per common share – as reported	**$ (0.26)**	$ (0.26)	$ (0.23)
Basic and diluted per common share – pro forma	**$ (0.30)**	$ (0.35)	$ (0.28)

In accordance with the provisions of SFAS No. 123, for purposes of the pro forma disclosure the estimated fair value of the options is amortized over the option vesting period. The application of the pro forma disclosures presented above is not representative of the effects SFAS No. 123 may have on operating results and earnings (loss) per share in future years due to the timing of stock option grants and considering that options vest over a period of three years.

The fair value of each option grant, for pro forma disclosure purposes, was estimated based on the date of grant using the modified Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	**0.0%**	0.0%	0.0%
Risk-free interest rate	**4.2%**	4.1%	4.85%
Expected volatility	**99.4%**	99.4%	94.2%
Expected life of option	**4 years**	4 years	4 years

The weighted-average fair value per option granted was calculated as $1.39, $2.10 and $2.01 in 2004, 2003 and 2002, respectively.

Basic and Diluted Loss per Common Share

Basic and diluted loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." Basic loss per share is computed by dividing net loss by the weighted-average shares outstanding during the reporting period. Diluted loss per share is computed similar to basic earnings per share except that the weighted-average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive using the treasury stock method. CDT's computation of diluted net loss per share for 2004, 2003 and 2002 does not include common share equivalents associated with 2,668,000, 2,248,000 and 1,567,000 options, respectively, and 532,000, 557,000 and 379,000 warrants, respectively, as the result would be anti-dilutive.

3. Income Taxes

The Company follows the liability method of accounting for income taxes. Such method requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

At December 31, 2004 Clean Diesel Technologies had tax losses available for offset against future years' taxable income of approximately $27.1 million, expiring between 2009 and 2024. Temporary differences were insignificant as of such dates. CDT has provided a full valuation allowance to reduce the related deferred tax asset to zero because of the uncertainty relating to realizing these tax benefits in the future.

Under the provisions of the United States Tax Reform Act of 1986, utilization of CDT's US federal tax loss carryforwards for the period prior to December 12, 1995 may be limited as a result of the ownership change in excess of 50% related to the 1995 Fuel Tech Rights Offering. Losses subsequent to the aforementioned date may be limited due to cumulative ownership changes in any three-year period.

Notes to Financial Statements

(continued)

4. Stockholders' Equity

During 2004, Clean Diesel Technologies received proceeds of $2.4 million (net of expenses) through two private placements totaling approximately 1.4 million shares of its common stock on the AIM of the London Stock Exchange. In 2003 proceeds of $7.5 million (net of expenses) through two private placements totaling approximately 3.7 million shares of its common stock on the AIM of the London Stock Exchange were received. In 2002, CDT received proceeds of approximately $1.4 million (net of expenses) through a private placement of approximately 0.7 million shares of its common stock on the AIM of the London Stock Exchange.

In July 2004, October 2003 and May 2002, CDT issued 26,031, 13,276 and 22,658 shares, respectively, of common stock to its Board of Directors in lieu of approximately $56,500, $27,500 and $46,800 of directors' fees pertaining to their services for the years ended December 31, 2003, 2002 and 2001. The share price used represented the average of CDT's quarter-end high and low trading prices. Such directors' fees had been accrued and charged to expense during 2003, 2002 and 2001.

5. Stock Options and Warrants

Clean Diesel Technologies maintains a stock award plan, the 1994 Incentive Plan (the "Plan"). Under the Plan, awards may be granted to participants in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance awards, bonuses, or other forms of share-based or non-share-based awards, or combinations thereof. CDT grants awards at fair market value on the date of grant with expiration dates of typically 10 years. Participants in the Plan may include CDT's directors, officers, employees, consultants and advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of the business. The percentage of outstanding common shares of CDT used to determine the maximum number of awards to participants is 17.5%. In general, the policy of the Board was to grant stock options vesting in three equal portions on the first through third anniversaries of the grant date for grants prior to 1997, and in equal portions on the grant date and the first and second anniversaries of the grant date for grants awarded after 1997.

The following table presents a summary of CDT's stock option activity and related information for the years ended December 31:

	2004		2003		2002	
	Options (000's)	Weighted-Average Exercise Price	Options (000's)	Weighted-Average Exercise Price	Options (000's)	Weighted-Average Exercise Price
Outstanding, beginning of year	**2,248**	**$2.45**	1,567	$2.60	1,139	$2.48
Granted	**469**	**1.97**	681	2.12	470	2.94
Exercised	**49**	**1.22**	—	—	—	—
Forfeited	—	—	—	—	(42)	2.97
Outstanding, end of year	**2,668**	**$2.39**	2,248	$2.45	1,567	$2.60
Exercisable, end of year	**2,197**	**$2.47**	1,711	$2.49	1,220	$2.56
Weighted-average fair value of options granted during the year		**$1.39**		$2.10		$2.01

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ .20 - $2.49	1,527,937	7.52	$ 1.72	1,133,600	$1.68
2.50 - 4.63	1,081,000	6.44	3.10	1,004,001	3.11
5.63 - 6.82	59,450	1.05	6.72	59,450	6.72
$ .20 - $6.82	2,668,387	6.94	$ 2.39	2,197,051	$2.47

In 2004, employees exercised approximately 48,000 options in a cashless exercise resulting in the Company issuing approximately 33,000 shares of its common stock. CDT recorded a charge to operations of $88,000 with a corresponding increase in additional paid-in capital, representing the market value of the common stock issued.

In February 2001, in consideration of their performing investor relations on behalf of Clean Diesel Technologies in the UK, CDT granted Equity Development Limited two 50,000 blocks of warrants at $1.50 per share. The first 50,000 block of warrants has a one-year term and vests when CDT's stock price remains above $2.50 for seven consecutive days. The second 50,000 block of warrants has a term of two years and vests when CDT's stock price remains above $3.00 for seven consecutive days. The value of such warrants was $119,500 and charged to earnings in 2001. In 2002, as a result of the warrants becoming vested, CDT charged to earnings an additional $95,000 for the 100,000 warrants.

In conjunction with the September 2003 stock offering, CDT granted the private placement investors 230,240 warrants (approximately one warrant for each 10 shares of common stock purchased) at the same $1.63 price as the common stock issued.

The following table presents a summary of CDT warrant activity and related information for the years ended December 31:

CDT Warrants	**2004**		2003		2002	
	Warrants (000's)	Exercise Price Per Share	Warrants (000's)	Exercise Price Per Share	Warrants (000's)	Exercise Price Per Share
Outstanding, beginning of year	**557**	**$1.50 - 10.00**	379	$1.50 - 10.00	429	$1.50 - 10.00
Granted	—	—	230	$1.63	—	—
Exercised	—	—	19	$1.50 - 2.00	50	$1.50 - 2.00
Forfeited	**25**	**$10.00**	33	—	—	—
Outstanding, end of year	**532**	**$1.50 - 3.00**	557	$1.50 - 10.00	379	$1.50 - 10.00

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number of Warrants	Weighted-Average Remaining Years Exercise Life	Weighted-Average Exercise Price	Exercisable	Weighted-Average Price
$ 1.50 - $2.00	466,908	6.58	$ 1.73	466,908	$1.73
2.25 - 3.00	64,825	3.41	2.54	64,825	2.54
$ 1.50 - $3.00	531,733	6.19	$ 1.82	531,733	$1.82

6. Commitments

Clean Diesel Technologies is obligated under a sublease agreement for its principal office through March 2009 and through July 2008 for its warehouse space. Annual rent including utilities for the administrative space is $123,000 and $19,000 for the warehouse space (excluding utilities). For the years ended December 31, 2004, 2003 and 2002, rental expense approximated $128,800, $110,500 and $112,100, respectively.

Effective October 28, 1994, Fuel Tech granted two licenses to Clean Diesel Technologies for all patents and rights associated with its platinum fuel catalyst technology. Effective November 24, 1997, the licenses were canceled and Fuel Tech assigned to CDT all such patents and rights on terms substantially similar to the licenses. In exchange for the assignment, CDT will pay Fuel Tech a royalty of 2.5% of its annual gross revenue from sales of the platinum fuel catalysts commencing in 1998. The royalty obligation expires in 2008. CDT may terminate the royalty obligation to Fuel Tech by payment of $4.4 million in 2005, $3.3 million in 2006, $2.2 million in 2007 or $1.1 million in 2008. CDT as assignee and owner will maintain the technology at its own expense. Royalties incurred in 2004, 2003 and 2002 amounted to $7,450, $4,800 and $800, respectively. Royalties payable to Fuel Tech at December 31, 2004, 2003 and 2002 were $7,450, $4,800 and $800, respectively.

7. Related Party Transactions

In January 2002, the remaining $250,000 of a $1,000,000 term loan was repaid to Fuel Tech.

Clean Diesel Technologies has a Management and Services Agreement with Fuel Tech. The agreement requires CDT to reimburse Fuel Tech for management, services and administrative expenses incurred on behalf of CDT. CDT agreed to pay Fuel Tech a fee equal to an additional 3 to10% of the costs paid on CDT's behalf, dependent upon the nature of the costs incurred. One Fuel Tech officer/director serves as an officer/director of Clean Diesel Technologies. The financial statements include charges from Fuel Tech of certain management and administrative costs, which approximate $69,000, $69,000 and $69,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Clean Diesel Technologies had a deferred salary plan with its former Chief Executive Officer in which he deferred $62,500 of his annual salary until CDT reaches $5 million in revenue. This agreement was terminated in March 2001 and the executive's salary was returned to full pay. In October 2004 as part of CDT's private placement on the AIM exchange, the former CEO exchanged all of his outstanding $135,400 of deferred compensation for 73,587 shares of CDT's common stock. The balance at December 31, 2004 and 2003 for this plan was $0 and $135,400, respectively.

Clean Diesel Technologies made annual pension payments or accruals pursuant to a deferred compensation plan on behalf of its former Chief Executive Officer. The former CEO also agreed to defer payment of the deferred compensation plan until the Company reached $5 million in revenue or he retired. In June 2003 the CEO elected to discontinue his deferred compensation plan. For the three years ended December 31, 2004, $0, $22,900 and $50,000 of expense was recognized each year in connection with the plan. In September 2004, the CEO retired and in October 2004 the full $305,600 balance was paid. At December 31, 2004 and 2003, total obligations were $0 and $305,600, respectively, pertaining to this plan.

Notes to Financial Statements
(continued)

8. Marketing and Joint Development Agreements
Clean Diesel Technologies and AMBAC International reached an agreement in December 1997 under which the parties will jointly share in the cost of development of the ARIS injector for urea SCR (selective catalytic reduction). CDT holds the exclusive marketing rights to the injector for a period of five years subject to certain minimum purchases of injectors from AMBAC. CDT agreed to purchase injectors exclusively from AMBAC until November 3, 2002 or to pay AMBAC for 50% of AMBAC's development cost and a royalty on injectors made elsewhere for CDT. No rights or licenses have been granted by either party to the other on patents or inventions conceived prior to the agreement. However, the parties have filed a joint patent on the specific ARIS injector. CDT has retained all rights to its underlying patents including the fundamental return-flow injection concept on which the US Patent Office has granted CDT a patent.

9. Recent Accounting Pronouncements
FASB Statement 123 (Revision 2004), "Share-Based Payment," was issued in December 2004 and is effective as of the beginning of the first interim or annual reporting periods that begin after June 15, 2005. The new statement requires all share-based payments to employees to be recognized in the financial statements based on their fair values on the grant date. Such cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. CDT has not yet completed its evaluation of the effect adoption of the new standard will have on the financial statements.

10. Quarterly Financial Data (unaudited)
(in thousands, except per share data)

	1st Quarter Ended 3/31/04 Unaudited	2nd Quarter Ended 6/30/04 Unaudited	3rd Quarter Ended 9/30/04 Unaudited	4th Quarter Ended 12/31/04 Unaudited	Total Year 2004
Total revenue	**$ 194**	**$ 93**	**$ 241**	**$ 194**	**$ 722**
Gross profit*	**62**	**40**	**92**	**73**	**267**
Net loss attributable to common stockholders	**(808)**	**(885)**	**(1,243)**	**(1,207)**	**(4,143)**
Basic net loss per common share	**(0.05)**	**(0.06)**	**(0.08)**	**(0.07)**	**(0.26)**
Diluted net loss per common share	**(0.05)**	**(0.06)**	**(0.08)**	**(0.07)**	**(0.26)**

	1st Quarter Ended 3/31/03 Unaudited	2nd Quarter Ended 6/30/03 Unaudited	3rd Quarter Ended 9/30/03 Unaudited	4th Quarter Ended 12/31/03 Unaudited	Total Year 2003
Total revenue	$ 96	$ 283	$ 99	$ 89	$ 567
Gross profit*	39	219	52	38	348
Net loss attributable to common stockholders	(907)	(585)	(664)	(1,089)	(3,245)
Basic net loss per common share	(0.08)	(0.05)	(0.05)	(0.08)	(0.26)
Diluted net loss per common share	(0.08)	(0.05)	(0.05)	(0.08)	(0.26)

Note: The sum of the quarters' earnings per share may not equal the full-year per share amounts.
**Gross profit is defined as total revenue less cost of revenue.*

Directors and Officers

Derek R. Gray
Director; Non-Executive Chairman;
Chairman Audit Committee
Managing Director, SG Associates Limited, London, England

Dr. Bernhard Steiner
Director and Chief Executive Officer

John A. de Havilland
Non-Executive Director;
Chairman Compensation Committee

Jeremy D. Peter-Hoblyn
Non-Executive Director

James M. Valentine
Director and President

Charles W. Grinnell
Director, Vice President and
Corporate Secretary

David W. Whitwell
Chief Financial Officer,
Vice President and Treasurer

Timothy Rogers
Vice President International

R. Glen Reed, Jr.
Vice President Sales & Marketing

Corporate Information

Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, CT 06901
203-327-7050, 203-323-0461 (Fax)

Shareholder Information

Shareholder inquiries should be directed to the Company at the above address or phone number.

A copy of the Company's Annual Report on Form 10-K will be provided free of charge upon written request directed to the Corporate Secretary at the offices of Clean Diesel Technologies, Inc.

Annual General Shareholder Meeting

June 9, 2005 11:00 A.M.
J.M. Finn & Co.
Salisbury House, London Wall
London, England EC2 MSTI

Independent Auditors

Eisner LLP
New York, NY

UK Nominated Advisor

Nabarro Wells & Co. Limited
Saddlers House, Gutter Lane
London, England EC2V 6HS

UK Broker

J.M. Finn & Co.
Salisbury House, London Wall
London, England EC2 MSTI

Transfer Agent and Registrar

American Stock Transfer & Trust
59 Maiden Lane, New York, NY 10038
212-936-5100

Capita IRG (CI) Limited
PO Box 328, Landefdumarche Chambers
Landefdumarche Vale, Guernsey GYI 3TY

Stock Trading Information

	OTC Bulletin Board (in US$)		London Stock Exchange AIM (in GBP)	
Stock price date:	**High**	**Low**	**High**	**Low**
1st Quarter 2003	3.00	1.40	1.54	1.10
2nd Quarter 2003	2.40	1.41	1.48	1.25
3rd Quarter 2003	2.00	1.50	1.35	1.05
4th Quarter 2003	4.70	1.85	2.55	0.95
1st Quarter 2004	3.38	2.80	1.90	1.35
2nd Quarter 2004	2.90	2.00	1.45	1.18
3rd Quarter 2004	3.19	2.00	1.30	0.86
4th Quarter 2004	3.60	1.50	1.40	0.90



Clean Diesel Technologies, Inc.

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]